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Exhibit 99.1

TRICOM ANNOUNCES SECOND QUARTER RESULTS

        (Santo Domingo, Dominican Republic, September 2, 2003) Tricom, S.A. (NYSE:TDR) today announced consolidated unaudited financial results for the second quarter and first six months of 2003. Operating revenues totaled $52.5 million for the 2003 second quarter, a decrease of 21.4 percent from the 2002 second quarter. For the first six months, operating revenues totaled $110.9 million, a 15.2 percent decrease from the year-ago-period. Adjusted EBITDA totaled $14.6 million for the 2003 second quarter and $31.4 million for the first six months, compared to Adjusted EBITDA of $20.8 million and $42.2 million for the second quarter and first six months of 2002, respectively. Net loss for the 2003 second quarter was $21.0 million, or $0.33 per share, and $40.0 million, or $0.62 per share, during the first six months of the year.

        Total debt, including capital leases and commercial paper, amounted to $465.7 million at June 30, 2003, compared to $525.6 million at June 30, 2002 and $467.6 million at December 31, 2002. Net debt totaled $446.0 million at June 30, 2003. The Company's net cash provided by operating activities totaled $9.9 million for the first six months of 2003 compared to $4.0 million for the first six months of 2002. Capital expenditures were $5.3 million during the 2003 second quarter and $10.1 million during the first six months of 2003, representing a 75.3 percent quarter-over-quarter and 74.5 percent year-over-year reduction, reflecting the Company's continued policy of rationalizing its resources. Due to the significant reduction in capital expenditures, lower operating expenses, and tight management of cash, the Company achieved its goal of reaching free cash flow breakeven during the first half of the year. The Company's free cash flow totaled $112,000 during the first six months of 2003 compared to a free cash flow deficit of $28.6 million during the first six months of 2002.

        The Company's operating results principally reflect the impact of currency devaluation affecting the translation of Dominican peso generated revenues into U.S. dollars. The value of the Dominican peso against the U.S. dollar declined by approximately 39 percent and 52 percent during the three-month and six-month periods ended June 30, 2003, respectively. For the twelve-month period ended June 30, 2003, the Dominican peso depreciated by approximately 91 percent in value with respect to the U.S. dollar. The inflation rate, as reported by the Central Bank of the Dominican Republic, was approximately 17 percent for the six-month period ended June 30, 2003, compared to approximately 2 percent for the six-month period ended June 30, 2002.

        Long distance revenues grew by 1.9 percent to $24.3 million in the 2003 second quarter and by 4.5 percent to $49.2 million for the first six months of 2003. The revenue increase resulted primarily from strong international traffic volume derived from the Company's U.S.-based wholesale and retail operations. The increase in long distance revenues was offset in part by a decrease in revenues from outbound international and domestic long distance generated by the Company's Dominican Republic operations primarily due to currency devaluation. For the first six months of 2003, U.S. dollar-denominated international business revenues represented approximately 41 percent of the Company's total operating revenues, providing a strong hedge against domestic currency depreciation.

        Domestic telephony revenues totaled $15.7 million in the 2003 second quarter, a 29.1 percent decrease from the 2002 second quarter. For the first six months, domestic telephony revenues totaled $32.7 million, a 24.4 percent year-over-year decrease. The decrease in domestic telephony revenues was primarily the result of the devaluation of the Dominican peso. Total lines in service at June 30, 2003 decreased 26.0 percent to approximately 140,000 compared to total lines in service at June 30, 2002. The decrease in lines in service reflects the Company's previously announced strategy of focusing on high-usage customers and disconnecting low-usage subscribers, primarily during the second half of 2002, in order to maximize the return on its existing assets and resources.

        Mobile revenues totaled $8.1 million in the 2003 second quarter and $19.2 million in the first half of 2003, a decrease of 32.6 percent quarter-over-quarter and 19.4 percent year-over-year. The decrease in 2003 second quarter mobile revenues was primarily due to devaluation of the Dominican peso combined with a $1.7 million reclassification of commissions from expenses to revenues in accordance with Staff Accounting Bulletin (SAB 101) "Revenue Recognition" issued by the Securities and Exchange Commission (SEC). Cellular and PCS subscribers totaled approximately 425,000 at June 30, 2003, a 6.7 percent increase from June 30, 2002.

        Cable revenues totaled $3.6 million in the 2003 second quarter, a 38.0 percent decrease from the year-ago period. For the first six months, cable revenues totaled $7.5 million, a 31.5 percent decrease from the year-ago-period. The decrease in cable revenues is primarily the result of currency devaluation coupled with higher customer churn. Cable subscribers totaled approximately 65,000 at June 30, 2003, a 6.9 percent decrease year-over-year.

        Data and Internet revenues totaled $796,000 in the 2003 second quarter and $2.3 million in the first six months, representing a 70.3 percent quarter-over-quarter and 56.7 percent year-over-year decrease. The decrease in data and Internet revenues is attributable to the devaluation of the Dominican peso coupled with the cancellation by the Company of its government contract to provide broadband satellite Internet access to every public high school in the Dominican Republic.

        Consolidated operating costs and expenses totaled $57.9 million in the 2003 second quarter and $120.3 million in the first six months, representing a 12.4 percent quarter-over-quarter and 6.5 percent year-over-year decrease. The decrease in operating costs and expenses reflect expense control efforts, the elimination of expenses in lieu of income taxes, as well as the effect of currency devaluation on Dominican peso denominated expenses. The decrease in consolidated operating costs and expenses was partially offset by increased depreciation and amortization charges and higher cost of sales and services.

        Cost of sales and services increased by 5.5 percent to $22.8 million during the 2003 second quarter and increased by 6.9 percent to $45.2 million during the first six months, primarily as a result of higher transport and interconnection charges and fees paid for cable signals and programming content. Selling, general and administrative (SG&A) expenses decreased by 35.9 percent to $16.0 million in the 2003 second quarter and by 25.4 percent to $36.0 million for the first six months. As a percentage of total operating revenues, SG&A expenses decreased to 30.6 percent in the 2003 second quarter and 32.5 percent for the first six months of 2003, compared to 37.5 percent and 36.9 percent respectively in the year-ago-periods.

        Interest expense totaled $16.3 million in the 2003 second quarter compared with $16.0 million in the prior year quarter, and totaled $31.8 million for the first six months of 2003 compared to $29.7 million during the first six months of 2002. The increases were due primarily to lower interest capitalization, higher average cost of Dominican peso denominated debt resulting from recent monetary restrictions imposed by Dominican banking authorities, general economic conditions and other factors.

About TRICOM

        Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN® technology. For more information about Tricom, please visit www.tricom.net

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Cautionary Language Concerning Forward-Looking Statements

        Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

(Six tables to follow)

TRICOM, S.A. AND SUBSIDIARIES
Selected Economic, Financial and Operating Data (unaudited)
(In US$)

	2Q'02	1Q'03	2Q'03	Sequential % Chng.	Y-o-Y % Chng.
Economic Statistics (1)
Consumer price index (12-month aggregate)	4.1%	18.7%	26.1%
Consumer price index year-to-date	2.2%	9.3%	16.6%
Exchange rate (at period end)	$17.90	24.65	34.21	38.8%	91.1%
Avg. period exchange rate (2)	$17.45	23.80	27.75	16.6%	59.0%

Selected Financial Data
Adjusted EBITDA	$20,810,829	16,835,076	14,604,033	-13.3%	-29.8%
Capital expenditures, including capital leases	$21,381,556	4,860,598	5,272,160	8.5%	-75.3%
Total employees (at period end)	1,573	1,526	1,605	5.2%	2.0%

Selected Operating Data
Lines in service (at period end)	188,741	147,472	139,590	-5.3%	-26.0%
Avg. revenue per line in service	$38.89	37.26	37.26	0.0%	-4.2%
Avg. monthly churn rate	1.2%	2.8%	2.9%
Cellular & PCS subscribers (at period end) (3)	398,212	432,058	424,755	-1.7%	6.7%
Minutes of use (in 000s)	56,857	64,704	64,113	-0.9%	12.8%
Avg. revenue per user (blended)	$9.03	6.58	4.45	-32.4%	-50.7%
Avg. monthly churn rate	4.2%	3.6%	4.2%
Digital trunking subscribers (at period end) (4)	1,970	9,394	10,160	8.2%	415.7%
Avg. revenue per user	$82.25	58.67	48.56	-17.2%	-41.0%
Avg. monthly churn rate	0.0%	50.0%	2.6%
Cable subscribers (at period end)	70,215	68,118	65,343	-4.1%	-6.9%
Avg. revenue per equivalent cable subscriber	$18.52	14.79	13.91	-6.0%	-24.9%
Avg. monthly churn rate	1.9%	5.1%	4.5%
Data/Internet subscribers (at period end)	10,664	10,577	11,425	8.0%	7.1%
Paging subscribers	10,023	8,169	5,612	-31.3%	-44.0%
Long distance minutes (in 000s) (5)	269,282	312,083	292,485	-6.3%	8.6%

(1)    Source: Dominican Republic Central Bank

(2)    Represents exchange rate used by the Company to translate its Dominican Peso revenues into U.S. dollars

(3)    Represents cellular and PCS subscribers in the Dominican Republic

(4)    Represents mobile subscribers in Panama.

(5)    Includes inbound, outbound and domestic long distance minutes.

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
(In US$)

	December 31, 2002	June 30, 2003
	(Audited)	(Unaudited)
Assets
Current assets
Cash on hand and in banks	$6,080,303	$4,291,787
Accounts receivable:
Customers	26,253,107	20,613,562
Carriers	3,806,849	7,339,759
Others	2,848,287	2,024,575

	32,908,243	29,977,896
Allowance for doubtful accounts	(7,763,109)	(6,919,730)

Accounts receivable, net	25,145,134	23,058,166
Inventories, net of allowances	3,937,678	2,439,710
Certificates of deposits	15,900,710	15,358,430
Prepaid expenses	7,099,415	3,656,116
Deferred income taxes	1,307,870	1,307,870

Total current assets	59,471,110	50,112,079

Mortgage investments	463,542	611,034
Property and equipment, net	668,120,192	640,704,085
Intangible assets	6,946,978	6,946,978
Goodwill, net of amortization	21,914,327	21,914,327
Other assets at cost, net of amortization	25,312,934	23,392,745

	$782,229,083	$743,681,248

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets (cont.)
(In US$)

	December 31, 2002	June 30, 2003
	(Audited)	(Unaudited)
Liabilities and Stockholders' Equity
Current liabilities
Notes payable:
Borrowed funds	$38,609,926	$36,214,802
Commercial paper	9,907,583	19,559,354
Current portion of long-term debt	30,724,888	42,008,571

	79,242,397	97,782,727

Current portion of capital leases	2,738,413	4,186,102
Accounts payable:
Carriers	11,032,780	15,230,790
Suppliers	15,746,551	16,297,788
Others	7,384,780	2,934,203

	34,164,111	34,462,781
Other liabilities	14,910,246	13,421,071
Accrued expenses	17,837,390	22,782,161

Total current liabilities	148,892,557	172,634,842

Reserve for severance indemnities	675,742	307,393
Deferred income tax	1,691,779	1,691,779
Commercial paper	41,708,647	43,716,166
Capital leases, excluding current portion	11,792,908	10,345,219
Long-term debt, excluding current portion	332,082,076	309,633,546

Total liabilities	536,843,709	538,328,945

Stockholders' equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2002 and June 30, 2003	24,951,269	24,951,269
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2002 and June 30, 2003; 19,144,544 issued at December 31, 2002 and June 30, 2003	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Retained loss	(65,634,197)	(105,667,268)
Other comprehensive income-foreign currency translation	(2,023,757)	(2,023,757)

Stockholders equity, net	245,385,374	205,352,303

	$782,229,083	$743,681,248

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statement of Operations (Unaudited)
(In US$)

	Three Months Ended March 31,		Six Months Ended March 31,
	2002	2003	2002	2003
	(Restated)		(Restated)
Operating revenues:
Long distance	$23,868,110	$24,312,850	$47,032,957	$49,161,803
Domestic telephony	22,117,298	15,683,548	43,266,819	32,699,361
Mobile	12,049,940	8,125,532	23,796,940	19,169,888
Cable	5,740,767	3,557,124	10,995,857	7,528,132
Data and Internet	2,677,802	796,148	5,389,882	2,331,637
Other	278,184	4,801	300,279	7,921

Total operating revenues	66,732,101	52,480,003	130,782,734	110,898,742
Operating costs and expenses:
Cost of sales and services	21,586,094	22,771,822	42,284,654	45,201,671
Depreciation and amortization	16,844,862	19,107,264	33,418,930	39,102,060
Expense in lieu of income taxes	2,627,796	—	4,681,899	—
Selling, general and administrative expenses	25,037,992	16,042,712	48,285,865	36,029,968

Total operating costs and expenses	66,096,744	57,921,798	128,671,348	120,333,699
Operating income	635,357	(5,441,795)	2,111,386	(9,434,957)
Other income (expenses):
Interest expense	(16,039,511)	(16,338,563)	(29,671,124)	(31,798,431)
Interest income	489,053	492,326	968,718	774,795
Foreign currency exchange gain (loss)	(129,169)	606,880	47,334	1,373,903
Other, net	(84,520)	331,684	288,997	398,103

Other expenses, net	(15,764,147)	(14,907,673)	(28,366,075)	(29,251,630)

Loss before income taxes and minority interest	(15,128,790)	(20,349,468)	(26,254,689)	(38,686,587)
Income taxes, net	(20,084)	(666,549)	(157,078)	(1,346,584)
Loss before minority interest	(15,148,874)	(21,016,017)	(26,411,767)	(40,033,171)
Minority interest	916,503	—	1,629,153	—

Net loss	$(14,232,371)	$(21,016,017)	$(24,782,614)	$(40,033,171)

Loss per common share:
Loss before minority interest	$(0.35)	$(0.33)	$(0.61)	$(0.62)
Minority interest	0.02	—	0.04	—

Loss per common share	$(0.33)	$(0.33)	$(0.57)	$(0.62)

Average number of common shares used in calculation	43,390,464	64,602,585	43,390,464	64,602,585

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
(Unaudited)
(In US$)

	Six Months ended June 30,
	2002	2003
Cash flows from operating activities:
Net loss	$(24,782,614)	$(40,033,171)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	32,258,517	36,917,214
Allowance for doubtful accounts	2,184,411	678,172
Deferred income tax, net	157,081	—
Amortizations	—	2,184,846
Minority interest	(1,629,153)	—
Net changes in assets and liabilities:
Accounts receivable	(3,952,343)	1,408,796
Inventories	354,759	2,129,619
Prepaid expenses	2,014,945	3,443,299
Other assets	(2,793,753)	(264,657)
Accounts payable	(2,191,968)	298,670
Other liabilities	278,183	(1,489,175)
Accrued expenses	2,638,994	4,944,871
Reserve for severance indemnities	(513,067)	(368,349)

Total adjustments	28,806,606	49,883,306

Net cash provided by operating activities	$4,023,992	$9,850,135

Cash flows from investing activities:
Cancellation of investments	$3,526,460	$394,788
Acquisition of property and equipment	(39,685,491)	(10,132,758)
Sale of property and equipment	3,527,433	—

Net cash used in investing activities	(32,631,598)	(9,737,970)
Cash flows from financing activities:
Borrowed (paid) funds	(23,574,596)	(2,395,124)
Payments of capital lease obligations	(2,175,003)	—
Issuance of commercial paper	26,038,922	11,659,290
Payments of long-term debt	(22,871,378)	(11,164,847)
Proceeds from issuance of long term debt	49,986,026	—

Net cash provided by (used in) financing activities	27,403,971	(1,900,681)
Net increase in cash on hand and in banks	(1,203,635)	(1,788,516)
Cash on hand and in banks at beginning of the period	12,576,050	6,080,303

Cash on hand and in banks at end of period	$11,372,415	$4,291,787

Non-GAAP and Other Financial Measures

        This press release includes a discussion of the Company's historical financial results using certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Free Cash Flow and Net Debt. Investors, analysts, valuation firms and lenders, also frequently use these measures although their definitions may vary. A "non-GAAP financial measure" is defined as a numerical measure of a company's performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"). Pursuant to the requirements of Regulation G, the Company has included in its press release a reconciliation of all non-GAAP financial measures disclosed in the press release to the most directly comparable GAAP financial measure.

        EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization, adjusted to exclude non-cash charges and expenses not included within the accepted definition of EBITDA, but which management believes their exclusion provides a more appropriate measure of the Company's operating performance and liquidity.

        Until September 1, 2002, we made payments to the Dominican government in lieu of income taxes. As a result, we calculated Adjusted EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. Our calculation of Adjusted EBITDA also adds impairment charges, which are non-cash charges related to fixed and intangible assets. Adjusted EBITDA is the primary basis used by our management to measure the operational strength and performance of all of our operating segments and units. The Company believes Adjusted EBITDA provides meaningful additional information on our performance and on our ability to service our long-term debt and other obligations, and to fund capital expenditures. Because we use Adjusted EBITDA as the measure to evaluate the performance of our core businesses, we reconcile it to net earnings (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles.

        We define Free Cash Flow as cash provided by operating activities less cash provided by investing activities. We believe Free Cash Flow is a non-GAAP measure as contemplated by Regulation G. We believe that Free Cash Flow provides useful information about the amount of cash our business is generating after interest and capital expenditures for reinvesting in the business.

        We define Net Debt as the total aggregate amount of our consolidated debt (short and long term), including capital lease obligations, less cash on hand and in banks and short-term investments. We believe Net Debt is a non-GAAP measure as contemplated by Regulation G. Management believes that the presentation of Net Debt provides useful information about the Company's ability to satisfy its debt obligations with currently available funds.

        EBITDA, Adjusted EBITDA and Free Cash Flow should not be considered as substitutes for operating income (loss), net income (loss), net cash provided by operating activities or other measures of performance or liquidity reported in accordance with GAAP. Net Debt should not be considered a substitute for total debt.

        A quantitative reconciliation of EBITDA, Adjusted EBITDA, Free Cash Flow and Net Debt follows:

TRICOM, S.A. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(In US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Adjusted EBITDA Reconciliation
Add (subtract):
Net loss	$(14,232,371)	(21,016,017)	$(24,782,614)	(40,033,171)
Income taxes	20,084	666,549	157,078	1,346,584
Interest expense, net	15,550,458	15,846,237	28,702,406	31,023,636
Depreciation and amortization	16,844,862	19,107,264	33,418,930	39,102,060

EBITDA	$18,183,033	14,604,033	$37,495,800	31,439,109

Impairment charge on long-lived assets	—	—	—	—
Impairment of goodwill and other intangible assets	—	—	—	—
Expense in lieu of income taxes	2,627,796	—	4,681,899	—

Adjusted EBITDA	$20,810,829	14,604,033	$42,177,699	31,439,109

	Six Months Ended June 30,
	2002	2003
Free Cash Flow Reconciliation
Add (subtract):
Net cash provided by operating activities	$4,023,992	9,850,135
Net cash used in investing activities	(32,631,598)	(9,737,970)

Free cash flow surplus (deficit)	$(28,607,606)	112,165

	Period ended
	30-Jun-02	31-Dec-02	30-Jun-03
Net Debt Reconciliation
Add (subtract):
Short-term debt	$112,245,796	81,980,810	101,968,829
Long-term debt	413,312,903	385,583,631	363,694,931
Cash on hand and investments	(26,572,415)	(21,981,013)	(19,650,217)

Net debt	$498,986,284	445,583,428	446,013,543

For Further Information Contact:
Miguel Guerrero, Investor Relations
Ph (809) 476-4044 / 4012
E-mail: investor.relations@Tricom.net

For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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  Exhibit 99.1
TRICOM ANNOUNCES SECOND QUARTER RESULTS
TRICOM, S.A. AND SUBSIDIARIES Selected Economic, Financial and Operating Data (unaudited) (In US$)
TRICOM, S.A. AND SUBSIDIARIES Consolidated Balance Sheets (In US$)
TRICOM, S.A. AND SUBSIDIARIES Consolidated Balance Sheets (cont.) (In US$)
TRICOM, S.A. AND SUBSIDIARIES Consolidated Statement of Operations (Unaudited) (In US$)
TRICOM, S.A. AND SUBSIDIARIES Consolidated Statement of Cash Flows (Unaudited) (In US$)
TRICOM, S.A. AND SUBSIDIARIES Reconciliation of Non-GAAP Financial Measures (In US$)